SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the registrant [   ]

Filed by a party other than the registrant  [X]

Check the appropriate box:

[   ]    Preliminary Proxy Statement.
[   ]    Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)).
[   ]    Definitive Proxy Statement
[   ]    Definitive Additional Materials
[X]    Soliciting Material Under Rule 14a-12.

Arrow International, Inc.
(Name of Registrant as Specified in Its Charter)
The Robert L. McNeil, Jr. 1983 Trust (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.

[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)           Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

[   ]           Fee paid previously with preliminary materials.

[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

PRESS RELEASE

Contact:  Thomas A. Long
D.F. King & Co., Inc.
(212) 269-5550

ROBERT L. McNEIL TRUST, 10% OWNER
 OF ARROW INTERNATIONAL,
FILES PROXY MATERIALS FOR ARROW’S ANNUAL MEETING; NOMINATES SLATE OF 7 DIRECTORS;
INTENDS TO VOTE IN FAVOR OF THE TELEFLEX MERGER

GREENWICH, CONNECTICUT, August 28, 2007 – The Robert L. McNeil Jr. 1983 Trust, which owns 4,624,494 shares, or approximately 10% of the outstanding shares, of Arrow International, Inc. (NASDAQ:ARRO), announced that it has filed preliminary proxy materials with the Securities and Exchange Commission for the election of a slate of seven highly qualified directors at the Company’s annual meeting of shareholders to be held on September 20, 2007.

At the meeting shareholders will be asked to adopt a merger agreement, pursuant to which the Company will be merged with Teleflex Incorporated.  The Trust intends to vote in favor of the merger with Teleflex.

However, in the event that the merger is not consummated for any reason, the Trust believes that the Company should be governed by a board committed to growth and development of the Company’s businesses and to engaging management with the vision and skills needed to implement this growth.  The Trust’s nominees collectively have extensive backgrounds in public company financial oversight and accounting, the promotion of investor value and corporate law and governance.  If the merger agreement is adopted, the Trust anticipates that its nominees would act to fulfill the Company’s obligations under the merger agreement and consummate the merger.

The Trust is also seeking support of shareholders to implement a by-law amendment to provide for age limits for directors.  This amendment will only apply to the election or appointment of directors following the 2007 annual meeting of shareholders, assuming the Teleflex merger is not consummated.

According to the Company’s proxy materials, shareholders will also be asked at the annual meeting to ratify the selection of the Company’s independent accounting firm for 2007, a proposal that the Trust supports.  Finally, the Company will be asking shareholders to authorize an adjournment or postponement of the meeting if there are insufficient votes to adopt the merger agreement.  The Trust intends to vote against this proposal but makes no recommendation regarding the proposal to other shareholders.

The Trust will distribute or make available its proxy materials promptly following conclusion of the regulatory review period.  Shareholders will be able to use the Trust’s proxy card to vote on all matters to be presented at the meeting, including adoption of the Teleflex merger agreement.  The Trust urges all shareholders and their representatives to wait to cast their vote until the Trust’s materials become available.